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                                                                Exhibit 99(a)(9)

    Nokia's Acquisition of Ramp Networks Approved by Antitrust Authorities


Mountain View, Calif. -- (December 21, 2000) Nokia Corporation (NYSE: NOK) today announced that the antitrust waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the previously announced tender offer to acquire all outstanding shares of Ramp Networks (Nasdaq: RAMP) has been terminated. The Federal Trade Commission (FTC) has informed the parties that their request for early termination of the 15-calendar day waiting period prescribed by the HSR Act was granted. The offer is being made by Blackbird Acquisition, a direct wholly-owned subsidiary of Nokia, pursuant to an agreement announced on December 7, 2000.

The offer commenced on Friday, December 15, 2000 and is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, January 16, 2001, unless the offer is extended.

Questions or requests for additional information may be directed to Georgeson Shareholder Communications Inc. ((212) 440-9800 or (800) 223-2064), which is acting as Information Agent with respect to the tender offer.

Investors and security holders should read the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by Nokia and Blackbird Acquisition and Solicitation/Recommendation Statement on
Schedule 14D-9 filed by Ramp Networks and any subsequent amendments all containing important information about the tender offer. The documents can be obtained free of charge from the U.S. Securities and Exchange Commission's website http://www.sec.gov.

About Ramp Networks

Ramp Networks is a leading provider of Internet security and broadband access solutions for the small office and enterprise remote office. The WebRamp family of affordable, high-performance appliances brings enterprise-class security to the edge of the network. These highly integrated platforms offer an expanding array of value-added services, including virtual private networking and firewall protection, and can be deployed through value-added resellers, Internet Service Providers or Managed Security Providers as part of a complete security solution. Ramp Networks is headquartered in Santa Clara, CA. For more information, visit the Web site a www.rampnet.com or contact Ramp at 888-726-7638 or fax 408-988-
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About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

For further information, please contact:
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Nokia Internet Communications Americas
Laurie Armstrong, Media Relations Manager
Tel. +1 650 704 4652